Exhibit 99.1

Silynxcom Announces $740,000 in Orders for Tactical Communication Equipment from The Israel Defense Forces

Silynxcom has received a total of approximately $1,550,000 in orders from the Israel
Defense Forces since the beginning of the third quarter of 2024

Netanya, Israel, Sept. 30, 2024 (GLOBE NEWSWIRE) -- Silynxcom Ltd. (NYSE American: SYNX) (“Silynxcom” or the “Company”), a manufacturer and developer of ruggedized tactical communication headset devices, has received additional orders from the Israel Defense Forces (“IDF”) in the amount of $740,000, adding to the $815,000 worth of orders secured since the beginning of July 2024. This brings the total accumulated orders from the IDF to approximately $1,550,000 since the beginning of July 2024. This latest order signals Silynxcom’s growth in the military tactical communication equipment market.

Silynxcom specializes in developing ruggedized tactical communication headset devices designed to meet the rigorous demands of modern militaries, law enforcement units and industrial sectors. These headsets deliver exceptional audio clarity and reliable communication, which can contribute to safer and more efficient operations for our end-users.

“We are honored to deepen our partnership with the IDF and continue our mission to protect those who protect us”, said Nir Klein, Chief Executive Officer of Silynxcom. “Our cutting-edge technology provides soldiers with the communication tools they need to be effective in challenging environments.”

About Silynxcom Ltd.

Silynxcom Ltd. develops, manufactures, markets, and sells ruggedized tactical communication headset devices as well as other communication accessories, all of which have been field-tested and combat-proven. The Company’s in-ear headset devices, or In-Ear Headsets, are used in combat, the battlefield, riot control, demonstrations, weapons training courses, and on the factory floor. The In-Ear Headsets seamlessly integrate with third party manufacturers of professional-grade ruggedized radios that are used by soldiers in combat or by police officers in leading military and law enforcements units. The Company’s In-Ear Headsets also fit tightly into the protective gear to enable users to speak and hear clearly and precisely while they are protected from the hazardous sounds of combat, riots or dangerous situations. The sleek, lightweight, In-Ear Headsets include active sound protection to eliminate unsafe sounds, while maintaining ambient environmental awareness, giving their customers 360° situational awareness. The Company works closely with its customers and seek to improve the functionality and quality of the Company’s products based on actual feedback from soldiers and police officers “in the field.” The Company sells its In-Ear Headsets and communication accessories directly to military forces, police and other law enforcement units. The Company also deals with specialized networks of local distributors in each locale in which it operates and has developed key strategic partnerships with radio equipment manufacturers.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws and are subject to substantial risks and uncertainties. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. For example, the Company uses forward-looking statements when it discusses: continuing its mission to serve its customers and end-users; and use of its devices for contributing to safer and more efficient operations for its end-users. Forward-looking statements are based on Silynxcom’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2024, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

INVESTOR RELATIONS CONTACTS:

Michal Efraty
IR Manager
ir@silynxcom.com